Filed by: Travelers Property Casualty Corp.
pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Travelers Property Casualty Corp.
Commission File No.: 1-31266

     This filing contains certain forward-looking information about Travelers Property Casualty Corp. (“Travelers”), The St. Paul Companies, Inc. (“The St. Paul”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Travelers and The St. Paul, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

     Some other risks and uncertainties include, but are not limited to: those discussed and identified in public filings with the Securities and Exchange Commission (the “SEC”) made by Travelers and The St. Paul; the inability to obtain price increases due to competition or otherwise; losses due to foreign currency exchange rate fluctuations and losses in investment portfolios, which could be adversely impacted by adverse developments in U.S. and global financial markets, interest rates and rates of inflation; weakening U.S. and global economic conditions; insufficiency of, or changes in, loss reserves; the occurrence of catastrophic events, both natural and man-made, including terrorist acts, with a severity or frequency exceeding our expectations; exposure to, and adverse developments involving, environmental claims and related litigation; the impact of claims related to exposure to potentially harmful products or substances, including, but not limited to, lead paint, silica and other potentially harmful substances; adverse changes in loss cost trends, including inflationary pressures in medical costs and auto and home repair costs; developments relating to coverage and liability for mold claims; the effects of corporate bankruptcies on surety bond claims; adverse developments in the cost, availability and/or ability to collect reinsurance; the ability of our subsidiaries to pay dividends to us; adverse outcomes in legal proceedings; judicial expansion of policy coverage and the impact of new theories of liability; the impact of legislative actions, including federal and state legislation related to asbestos liability reform; larger than expected assessments for guaranty funds and mandatory pooling arrangements; a downgrade in claims-paying and financial strength ratings; the loss or significant restriction on the ability to use credit scoring in the pricing and underwriting of policies; amendments and changes to the risk-based capital requirements; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of Travelers’ and The St. Paul’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of Travelers and The St. Paul; and diversion of management time on merger-related issues.

     Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. Neither Travelers nor The St. Paul undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Travelers’ and The St. Paul’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

     This filing may be deemed to be solicitation material in respect of the proposed merger of Travelers and The St. Paul. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF TRAVELERS AND SHAREHOLDERS OF THE ST. PAUL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT

THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Travelers and shareholders of The St. Paul. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Travelers Property Casualty Corp., One Tower Square, Hartford, Connecticut 06183, Attention: Investor Relations, or from The St. Paul Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102, Attention: Investor Relations.

     Travelers, The St. Paul and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Travelers’ directors and executive officers is available in Travelers’ proxy statement for its 2003 annual meeting of shareholders, which was filed with the SEC on March 17, 2003, and information regarding The St. Paul’s directors and executive officers is available in The St. Paul’s proxy statement for its 2003 annual meeting of shareholders, which was filed on March 28, 2003, as supplemented by the Additional Materials filed pursuant to Schedule 14A of the Securities Exchange Act of 1934, as amended, on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

     The following is a transcript of the joint conference call held by Travelers and The St. Paul on November 17, 2003:

# # #

FINAL TRANSCRIPT

TAPa – The St. Paul Companies and Travelers Property Casualty to Merge, Creating Second Largest Commercial Insurer

Event Date/Time: Nov. 17. 2003 / 9:00AM ET
Event Duration: N/A

Corporate Participants

•	Robert Lipp — Chairman and CEO — Travelers Property Casualty

•	Jay Fishman — Chairman and CEO — The St. Paul Companies

•	Doug Elliot — COO — Travelers Property Casualty

Conference Call Participants

•	Alain Karaoglan — Deutsche Bank — Analyst

•	Ron Frank — Smith Barney — Analyst

•	Felice Gelman — SuNova Capital — Analyst

•	Matthew Heimerman — Goldman Sachs — Analyst

•	Ira Zuckerman — Nutmeg Securities — Analyst

•	Jay Cohen — Merrill Lynch — Analyst

•	Michael Lewis — UBS — Analyst

Presentation	RETURN TO TOP

Operator	1

Good day and welcome to The St. Paul Companies and Travelers Investment Community Conference Call. Before I begin, The St. Paul and Travelers have asked me to read the following statements. During this call, The St. Paul and Travelers will be discussing the signing of a definitive merger agreement between the two companies. Copies of the PowerPoint slides to be used during this call and the press release are available on the investor pages of both Web sites, www.stpaul.com and www.travelers.com. This call is being recorded and will be made available on both Web sites.

Any comments made regarding future expectations, trends and market conditions, including pricing and loss-cost trends, as well as other topics, may be considered forward looking under the Private Securities Litigation Reform Act of 1995. Neither The St. Paul Companies, nor Travelers, assumes any responsibility to update any forward-looking comments.

These forward-looking statements may involve risks and uncertainties that could cause actual results to differ from our current expectations. These factors are described under the companies’ forward-looking statements disclosure and their respective reports on Form 10-Q, filed with the SEC and available through their Web site. This call is expected to last approximately one hour.

With that, I’d like to turn the call over to Robert I. Lipp, Chairman and Chief Executive Officer of Travelers Property Casualty Corporation, and Jay S. Fishman, Chairman and Chief Executive Officer of The St. Paul Companies. Please go ahead.

Robert Lipp, Chairman and CEO — Travelers Property Casualty	2

Good morning, everybody, and we appreciate your all making time to be available for this call. Jay and I are going to — this is Bob Lipp — and Jay and I are going to actually try to give you initially the feel for the transaction and make sure that everybody understands essentially what the purpose and the image and the feel of this transaction. And then also to, and this is most importantly, to give you the ideas of why we’re really enthusiastic about the combination of these two companies and what this really means for our various communities. Especially, and this is a key issue, what it means to our agents and for their policyholders, to obviously our communities, to our employees, and most importantly to our shareholders.

The actual organization of this presentation will be based, and I’m going to make references and Jay and I will to the Web site where these slides are available, so especially on page two, we’ll summarize, that we really have created a very unique organization in terms of its marketplace presence. We feel that the combination of Travelers and St. Paul really creates a go-to national market company that was not really represented by either company standing on its own.

Secondly, the financial strength, which we’ll talk about, in the company. Just mention a few numbers — we’ve got a company on a combined basis with $20 billion of equity, some $26 billion in total capital, over $100 billion in assets, a premium-to-surplus ratio with great strength there, of actually less than 1.5 to one, with plenty of room for growth in the future. We have essentially compatible cultures and objectives and business strategies between the two companies, so it’s not — from an executional risk point of view, I think it’s at the low end of that risk scale, and we’ll talk a little bit about that, which will hopefully give us all comfort that we’ve got something that really fits together extremely well and really makes sense.

And finally, we’ll talk about some of the numbers that are really driving value creation for our shareholders. So with that, let me turn it over to Jay.

Jay Fishman, Chairman and CEO — The St. Paul Companies	3

Thanks, Bob, and again, thanks everyone for joining us this morning on short notice. Just a couple of comments before I get to the summary of the terms.

First, we’re taking this opportunity to create really an extraordinary company that has opportunities and prospects that exceed that which either of us could accomplish on our own. The fit of these two companies is really quite extraordinary in what it means for the future and the value that we create, we are convinced, absolutely convinced that we are far better together than either company would be alone.

Bob Lipp, while he is being described as the chairman, I want to make it clear, he is not a non-executive chairman. Bob is going to be my partner and I’m going to be his partner. We’re going to be working at this together with a full-scale commitment. Bob is full time and it should be clear to everyone that we’re going to go at this together, and we’ve had this experience before. It was successful, and we’re excited about the prospect of doing it again together and making it happen for the benefit of all shareholders.

It is indeed a merger of equals and has been structured as a merger of equals, and that is important. And the terms of the merger will actually support that as I’ll take you through it. First, just in terms of the exchange ratio, 0.4334 St. Paul shares per Travelers share. The exchange ratio was based upon the six trading days beginning Thursday, November 6th, and through and including Thursday, November 13. And if one actually goes back and does the arithmetic, what you’ll find is that it was actually structured as a merger of equals with no premium conveyed to either party.

It was in essence a flat trade against that calculated market price. And while there may be some obviously market variation since, at the moment that we shook hands, it was indeed a flat trade.

It will be a tax-free merger. Importantly, the dividend policy, recognizing that the dividends policy of the company is going to change to 88 cents a share, The St. Paul Company shareholders will receive prior to closing a special dividend that will bring their declared dividends, up to $1.16 for the full year of ‘04. So in effect we’ve protected The St. Paul shareholders’ dividend right at the previous existing $1.16 through 2004, and that was important.

The company will be called The St. Paul Travelers Companies. While its corporate headquarters will be in St. Paul, Minnesota, it’s important the Travelers organization, which will be very ably led by Doug Elliot. But we’ll continue to be headquartered and run out of Hartford, Connecticut with all the terrific strengths and that exist in that organization. And the business of the specialty, of The St. Paul specialty lines, which Mike Miller will head up will be headquartered and run out of St. Paul, Minnesota, and we think that we bring to the market the really best of both organizations.

I’ve spoken about the management before. Those of you who know Bob and me, I think you understand what I’m speaking about there and know that we can work extraordinarily well together. The board composition is 12 Travelers directors, and 11 St. Paul. I think what’s important to note there is that it combined the non-employee directors of both companies, as they currently exist, and then Bob and I adding two additional spots. So we simply combined the boards of both companies, other than with respect to employees, and then again, Bob and I stepped on.

We were going to work hard to get the thing closed as soon as possible, but given the regulatory approvals required, we anticipate that the closing would take place sometime in the second quarter of 2004. Regulatory approval is required, and indeed shareholder approvals from both companies. So that I think really lays out the terms and conditions of the company.

You turn to page five, you can begin to get a sense of the strengths of these two companies and the opportunities that are presented. You can see on page five, the Travelers, with $6.2 billion of total general commercial lines, and we break that down between national accounts, the middle market and small commercial. More than twice the size of what The St. Paul brings in that arena, but a very impressive $9.2 billion in total premiums.

This is truly Travelers’ strength. They are the leading franchise in the business, and our ability to merge these two organizations and come up with just an exceptional commercial lines operation, again, run by Doug, I think is just a terrific opportunity. You flip to the next page, you get a sense of the strength that The St. Paul brings to the transaction, which is $4.5 billion of what we refer to inside as specialty commercial lines business, that might better be described as customer-focused businesses. And the estimate for Travelers is 1.9. I say it is an estimate because clearly the Travelers has some of these businesses that are embedded within the small, middle and large accounts and will ultimately be resolved to make sense of the business strategy. But still, a specialty total that’s considerably greater than Travelers’ to a combined $6.4 billion.

And then you could turn to page seven. You see that we bring $15 billion of commercial lines, relatively well balanced between specialty at 7.5 and general commercial at 8.1. You add in Travelers’ personal lines business at $5 billion, and you get $20 billion of premiums for this combined company. In addition, both of our companies engage in fee-for-service businesses, where we handle claims for companies on a fee-for-service business, and it is our guesstimate, in fact, that the aggregate claims under management could perhaps exceed $3.5 to almost $4 billion of claims under management between the two organizations.

So it is from a revenue base, I think, a particularly impressive business, and I would actually describe it is unique in the sense — true sense, one and only, I can’t think of any company that brings the breadth of the product of these two institutions with the market size that’s resulted. So it really is a real powerhouse.

Robert Lipp, Chairman and CEO — Travelers Property Casualty	4

In addition to the product diversity, which Jay has just talked about, the geographic penetration by combining the two companies is very significant and a real plus and the basis for calling this a go-to national marketplace for our agents and their policyholders.

On page eight, you can see individually what each company has in terms of market position in individual space. So obviously there’s a — in color, we were actually not in very many states in terms of number one or number two. And basically if you go to page nine, you see that by combining in the commercial lines area the two companies you get a totally different picture.

In fact, in looking at state-by-state data, we will become the combined company number one in commercial lines in 22 states. And also, if you accumulate that in the top two positions, in 35 states, a truly national company. It actually also combines very much the historic and traditional sort of emphasis of the Northeast and Mid-Atlantic of the Travelers group — or the Travelers Property Casualty — and also the Southeast and Midwest concentration of St. Paul to combine and actually spread in a sense the risk on a larger national scale.

So we’re very pleased that this is the way it works out and fits together in such a complementary style.

Jay Fishman, Chairman and CEO — The St. Paul Companies	5

We anticipate that some folks will raise questions about the potential concentration that could result from this. We’d make a couple of points. First, even on a combined basis, we remain at 7.6% market share of commercial lines. This is now page 10. The industry continues to remain relatively fragmented, notwithstanding this combination, and as a consequence we hardly see ourselves in a position that actually challenges the concentration issues that agents think about. And as we’ll talk more later, that risk is actually significantly mitigated by the combination of the geographic spread that Bob spoke about, as well as the product spread.

What we anticipate is that there will be, that we will not be challenged by private concentrations because the products will be so widely diversified at the agent level, as well as the geographic spread. So we feel pretty good about this and still recognize that it remains a fairly fragmented marketplace.

You look at page 11, it gives you a sense of what our combined position is in various product lines, and I really would only make a couple of points here, which is one, we’re actually terrifically well positioned where we’d like to be well positioned and we’re very happy when we look down at the worker’s comp line that we’re actually number four. As you can see from the individual ranks, both companies have a similar risk profile as it relates to worker’s compensation, a conservative approach to it, and I’m pleased that we don’t end up, after the transaction’s done, outsized in that market.

Robert Lipp, Chairman and CEO — Travelers Property Casualty	6

Page 12 basically points out that both companies really have a great franchise with agents. This is a survey that’s done every twice a year and it has been done for many years. As you can see, the position of both companies on the commercial lines, with Travelers at 55.9% and St. Paul at 33.1% indicates the strength that both of these companies have with independent agents. This survey is actually taken and asks independent agents to name their five top markets or companies that they do business with.

Those similar strengths on a combination basis just show that we’re both emphasizing and have a real priority in the servicing and the taking care of really agents over a long period of time. Also on the personal lines side, just to mention it, of course you know that basically Travelers has a personal lines activity. St. Paul, for the most part, does not. So we can see through agents, though, Travelers is number three through the sale of personal lines through independent agents.

Jay Fishman, Chairman and CEO — The St. Paul Companies	7

We’ll spend just a few minutes now speaking about the financial strength of the combined entity. On page 14, you can see a pro forma common shareholders’ equity, including very early preliminarily estimated purchase accounting adjustments of $20 billion, putting the company number two from a shareholders’ equity perspective.

So from again a net worth and capacity to support

growth, we feel terrific about the positioning. On page 15, these on the right, the first two, are simply combined 2003 estimated operating income of $2.5 billion. That does not reflect any purchase accounting adjustments. It is simply combining the ’03 First Call numbers and total revenues, now including investment income of $23 billion.

The pro forma balance sheet numbers at the bottom of the page do include our estimate, and I will go through it with you. Very, again, early estimates of our purchase accounting adjustments. We will have in excess of $60 billion in investment assets, $106 billion in total assets. Our statutory surplus will actually be $13 billion. Bob mentioned this earlier, our net premiums written to surplus is projected out to be at 1.48 to 1, which I think is still amongst the more conservative in our industry and provides plenty for capacity for growth and reserves-to-surplus at 2.62.

So I would say that we’re in a very strong competitive position as it relates to our balance-sheet positioning.

The leverage on page 16, this really shows the power of the organization. A couple of different ways to look at this, first in the leverage arena. First, conventional debt, which excludes mandatory converts and our hybrid securities, at $5 billion. Total debt at 6.4, with total capital at $26 billion. The conventional debt to capital, St. Paul at 22.7, Travelers at 18.9. The combined pro forma at 19%. So a significant deleveraging going on here, at least as it relates to the St. Paul perspective, and basically flat to the Travelers, given that a weighted average of the respective debt and capital positions.

If one included the trust preferreds and the mandatories, the hybrid securities, that ratio would rise to 25.1, still a very strong rating.

I make a couple of points at the bottom of the page on financial strength. Our intention is to continue to manage the business as two separate and distinct pools. There’ll be a Travelers pool that will support its business. There will be a St. Paul pool that will support its business. There are lots of structural as well as technical reasons to continue to do that, and I do note this morning that Moody’s and AM Best and Standard & Poor’s have all issued press releases in respect of their preliminary views of the transaction, and I would direct your attention to those releases.

The investment portfolio on page 17 comes together quite nicely. We have a fixed maturity portfolio with an average rating of AA, AA2, and you can see the breakout of the investment of the fixed maturity business. That will be 82% of the total portfolio. The duration will be 4.1 years. We were a little bit shorter on duration side than Travelers, but it does blend out to 4.1. And you can see that we have a fairly wide investment horizon on alternative investments.

We’re 7% of the portfolio in private equities, arbitrage funds, venture capital and other private transactions. Real estate at 2%, but still we feel good about these investment classes. We did indeed do a substantial due diligence on each other’s investment profile and feel very good and don’t expect significant changes in the asset mix going forward.

Spend just a minute or two talking about the cultures of the company. First just in terms of organizational layout, as I mentioned, Bob will be Chairman and I’ll be Chief Executive. I think it’s appropriate to view us as partners in that regard. In addition, Chuck Clarke, who is the, you know, the dean of the property casualty business will be with the company as a Vice Chairman, as will John MacColl. Their names are not on this. This slide was dedicated more towards the key operating people, but Chuck and John are both critical folks and we’re pleased that they’re going to be part of it.

Doug, as I mentioned before, will be responsible for all of the commercial and personal lines businesses that run out of the Travelers organization. Bill Heyman, who joined us at St. Paul a couple of years ago from Citigroup will be our Chief Investment Officer. Our claims organization will actually be I would say co-run, but it is not co-heads, because we will be segregating the responsibilities so that there’s no confusion as to who has responsibility for which segment, but it will be ably led by Brian MacLean, currently runs claims for the Travelers and Tim Yessman, who runs claims for the St. Paul.

Claims is an enormous organization between these two companies, a tremendous number of people, and the fact that we have these two skilled folks to take on that responsibility makes us feel that much more comfortable. Mike Miller is going to be heading up the St. Paul specialty business, and responsible for that, again run out of St. Paul.

Marita Zuraitis is going to be the transition leader for our organization and will work with me on key operational issues and will be a great help as we go down the transition road. And lastly, I don’t want to not recognize Tim Schwertfeger, our terrific partner over at Nuveen, who obviously will continue on in his position. And we feel, again, terrific about the management of these two companies coming together.

Robert Lipp, Chairman and CEO — Travelers Property Casualty	8

And on page 20, we actually list several of the reasons why we think the combination of these two companies will be integrated in a very compatible and hopefully easy way. Both companies do pursue really similar business strategies. We both have a real emphasis on the independent agents and brokers. The internal sort of cultural aspects of both companies are very similar.

It’s probably not surprising, since Jay and I have a similar approach to running companies, as in the past. We focus on the operations, we focus on our underwriting, on claims, on actuarial disciplines. The real heroes in these operations have been and will continue to be the people that service our customers and our policyholders.

Operations are the key. We also have a very similar approach to risk. This is a, this is not trying to put together two companies that have terribly different approaches to risk and underwriting. I would say there are more similarities, by far, between the two companies, than differences. Expense control and an emphasis on the numbers. It’s always been the case in both companies, and a commitment to running the companies as a “meritocracy” where there’s an emphasis on those people that can really be — can perform and can be measured equitably and are accountable at each level. That’s the way both companies have been run and are certainly run at the present time.

And again, an emphasis which is very important from the shareholders’ point of view, this is not a combination – we’re obviously highly desirous of market share improvement and growth, but it’s growth at a sensible level. Growth in the sense that we look at the bottom line, too, and return on equity. So there’s no changes on that and there are real similarities. So for those various reasons, I think the risk of the integration or execution going well is quite low in this case.

Also, another on page 21, we’ve listed just a series of acquisitions that all of us have been involved in, or some of us, anyway, over the years. You can see that this is really a combination of several companies, going all the way back to Primerica/Travelers, and certainly Travelers and Aetna back in ‘95 and ‘96, when that was done very successfully. You can see others that have been done, and more recently in terms of Kemper and RSA and Reliance and a couple of Royal Sun Alliance renewal rights and Atlantic Mutual.

This is a group of management that’s experienced in these kinds of things, understands the pitfalls, and we feel for that reason again that we’ve got an experienced base of management that can be dedicated to the value creation that this combination will bring.

Jay Fishman, Chairman and CEO — The St. Paul Companies	9

Turning for a moment now to the financial dynamics on page 23, and we’re really at the early stages of some of this, so please bear with us. Some of these things will be estimates and will be subject to change. But let me make a point, which is first that the combination, before the impact of purchase accounting adjustments, will be significantly accretive, immediately. And obviously the purchase accounting adjustments, which we’re still working on and I will take you through, will impact that potentially substantially depending upon what the conditions are like on the day we close. But from an economic perspective, if you consider purchase accounting adjustments to be non-cash and revaluations from an economic transaction, this creates economic perspective, this creates value from day one.

Let me take you through that. First, obviously at the top, Travelers First Call in excess of $2 billion, St. Paul First Call in excess of $1 billion. So we start out with a pro forma combined of almost $3.1 billion, and this is on an after-tax basis — $3 billion of after-tax pro forma combined earnings.

And now let me deal with the purchase accounting adjustments as well as the synergies that we see and project out of the transaction. The purchase accounting adjustment line that you see there, which shows a negative 260 amortizing down to 220 over the out year period is really comprised of three separate elements. There is a mark to market in the St. Paul bond portfolio. For purposes of accounting The St. Paul Company is going to be viewed as the acquired company. That’s the way the rules work, so the St. Paul bond portfolio is marked to market. If we were to do that today, that would be approximately a $200 million adjustment on an after-tax basis annually, 200 part of that 260.

But to give you a sense of the sensitivity to interest rates, if interest rates by 100 basis points, that $200 million adjustment goes down to $35 million. So it is highly sensitive to changes in interest rates, both increases and decreases. And that’s one of the reasons why we have some difficulty projecting out these numbers. We obviously don’t know what interest rates will be on the day we close.

The other of the three purchase accounting adjustments, we get a modest improvement as a result of marking the Travelers’ debt position to market, and that actually is a small increase in profitability, again, also very sensitive to interest rates.

The two larger ones are accounting rules now require you to discount reserves and then make adjustments for them to make them risk-adjusted. Those calculations are complex and will take some time. We’ve made very preliminary estimates, but that’s all they are. They have not been subject yet to a disciplined accounting or audit review, so they are at this point simply preliminary estimates and more to change.

And lastly, the last change is obviously because St. Paul was trading at a multiple to its book value, there will be a creation of an intangible asset here that needs to be allocated between goodwill and debt amortizable intangible. We have at the best case at the moment, rough guesstimates as to what those numbers are, but nonetheless we’ve accumulated them together, and these are at the bottom here annual numbers.

In the first 12 months, based upon all of those estimates, the after-tax purchase accounting impact is $260 million and it declines over the years to 220, and eventually obviously it goes away. Eventually it goes away as the amortization is completed and as the bond portfolio is reinvested or churned into a new position. That’s the purchase accounting estimate. Let me make one point, and I’m going to speak to the restructuring reserve in a minute, but this 260 number here does not include the restructuring charge that we anticipate, and I’ll come to that at the next slide.

The expense savings, what we’ve done here is make an estimate of the expense savings that we ultimately could accomplish over the next several years, three years. It’s $350 million on a pre-tax basis. Again, I’m going to cover that on the very next slide, and our estimate on an after-tax basis is that in the first period, in the first 12 months, whatever that comes together, whatever that time is, is that we would be able to realize $80 million on an after-tax basis of expense synergies and that number would grow to $225 million on an after-tax basis as we get out to the third year. And I’ll take you through some dynamics of what that means in terms of control over expenses in a moment.

The revenue synergies, we view that given the product strength and breadth of the company that there will be, and I don’t like to use the term, but cross-marketing or cross-selling opportunities, opportunities where either Travelers or St. Paul has a particular strength in an agency and the ability to bring products that otherwise really weren’t available at the same level will create a revenue opportunity for us that doesn’t exist for either company on its own.

And in the most conservative sense, we’ve estimated that over time, and that’s again probably a three-year period, that we would have a net gain of some $750 million or so of revenues that would be created from the transaction. And again, to give you some perspective, that’s on a premium base of $20 billion combined, so we don’t think that we’re overestimating by any measure that which can be achieved. And those kinds of revenue gains would produce on an after-tax basis $100 million of income in the first year, growing out to 150.

Now, the important point, that also includes a couple of other items, which is not just premiums in the first year. It includes projected savings from reinsurance that will accrue to the transaction because of the way our mix falls together, and it also importantly includes, for example, we utilize an outside vendor now — I’m not going to tell you who — to do for example all of our boiler inspection work. Travelers obviously can do that now for us. Once we come together, they’ll do it, and so we eliminate the expense related to that. So that number in the early years is combined mostly of the reinsurance as well as the savings that come about from those product savings.

It also includes a modest increase in net investment income. One of the interesting dynamics is that the utilization of the net operating loss that we have at The St. Paul which we have projected out for some time will be fairly rapidly absorbed. And as a consequence, we can drive the portfolio considerably to tax-free and more municipal positions and increase the bottom line of net investment income. So that revenue synergies includes all of those, and we think that it’s fairly modestly stated, really.

In terms of the expense savings, $350 million over three years. That’s $225 million after tax. You see how — and this is now on a straight period basis, so ’04 is based upon a six-month convention, $150 million in the second and 225 in the third. To give you a sense of what that means, both Travelers and St. Paul utilize a convention known as controllable expenses, which really means everything but producer compensation, agent compensation and the rest. This is really the overhead, if you like, the cost of running the machine. On a total basis, if you actually add up the controllable expenses of both companies, it’s in the neighborhood of $3.8 billion. And obviously the $350 million is someplace, you know 7-9% let’s call it, of the total controllable expenses. But a more relevant measure, we think anyway, is that some of those expenses are in areas in which there will be little opportunity to effect any kind of consolidation or savings. For example, the expenses in the Travelers personal lines really offer little area for savings. The expenses that we incur in our international and Lloyd’s operations also have little areas.

     So when you eliminate those from the numbers, you actually get about $3 billion of effective controllable expenses, and as a consequence, that really works out to about an 11% of the total controllable expenses, and as a consequence we feel pretty good about that.

     We — again, this is an experience that both Bob and I have had before and are comfortable with these kinds of estimates. And lastly, just to close up and turn it over to your questions, we really do think that we’re creating something exceptional here. Travelers has a long history of superior performance. They’ve done a terrific, terrific job in the marketplace. The St. Paul has built specialty lines and businesses that really are I think industry-leading, and we’ve been able to put many of the legacy issues behind us. And as a consequence, you put these two companies together and we really do believe that we end up creating value for the shareholder that far exceeds what either company could do on its own.

     So, with that, we’ll turn it over to questions and see if we can be helpful. There are some other members of management here. Mike is with is, Marita, Doug Elliot is with us, and any questions that they can be helpful answering, we’re happy to make them available.

Questions and Answers

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Operator	1

Thank you. (OPERATOR INSTRUCTIONS)

We’ll take our first question from Alain Karaoglan with Deutsche Bank.

Alain Karaoglan, Deutsche Bank — Analyst	2

Good morning. Just — I have a couple of questions. What sort of due diligence, Bob, have you done on The St. Paul with respect to for example asbestos reserve additions. Did you undertake a similar review to the extent of one you did at Travelers. And how long have you been talking about such a transaction?

Robert Lipp, Chairman and CEO — Travelers Property Casualty	3

Just to respond to that, we’ve done a very good due diligence review with the same people, actually, that were involved in our ground-up study. Susan Stonehill, Tom Joyce (ph) that did that due diligence part on St. Paul and obviously was done appropriately.

Obviously, we, I guess in the sense of two public companies, we spent about — I guess on our asbestos study, a month and a half or something on that when we did it at the Travelers, so it was not in the, obviously in the same time period. But we’re very comfortable that the people that are so familiar with our own situation were able to do our due diligence. The other thing is, how long have we been discussing it? This, since really, I would say the initial conversations, and they were very initial, was really in June of this year.

Jay and I had short conversations which has led to, eventually led to today.

Alain Karaoglan, Deutsche Bank — Analyst	4

OK. Are there any other terms to the agreements that you have in terms of walking away from a transaction or anything additional that you could disclose to us?

Jay Fishman, Chairman and CEO — The St. Paul Companies	5

I think that, again, you’re into perhaps a legal area that neither Bob nor I are particularly expert on to comment on. We do know that there is a breakup fee of $300 million attached to the transaction, and beyond that it really is a legal question that we can intend to get you an answer on later.

Alain Karaoglan, Deutsche Bank — Analyst	6

OK, And the breakup fee goes to who?

Jay Fishman, Chairman and CEO — The St. Paul Companies	7

It goes both ways.

Alain Karaoglan, Deutsche Bank — Analyst	8

To both players. OK, and from a financial leverage point of view, Jay, do you expect the current leverage is what you’d like to operate under going forward, on a pro forma basis?

Jay Fishman, Chairman and CEO — The St. Paul Companies	9

Actually, one of the things, Alain, is that the actual cash flow dynamics of the company are really quite impressive, and frankly we haven’t really thought about what we would do. I mean, there’s a point at which you can actually continue to drive that leverage down, but I wouldn’t call that a, you know, a drive. These are levels that I think are acceptable and will generate substantial amounts of cash and we’ll end up figuring out where that cash flow ends up going. It’s pretty impressive.

Alain Karaoglan, Deutsche Bank — Analyst	10

And last question. With respect book value per share, is a number of around $30 a share, around $30, $32 the number? You mentioned the $20 billion [inaudible]         ...

Jay Fishman, Chairman and CEO — The St. Paul Companies	11

Well, it’s $20 billion and it’s 678 million shares outstanding, and the $20 billion includes the estimate of the purchase accounting. We’re all looking to see who has a calculator. But that, by the way, eliminates the mark to market — eliminates — it incorporates the mark to market on the St. Paul investment portfolio right into the book value and it still leaves the mark to market in Travelers out of it. So that’s — we’ve got some people doing math right here at the table, frenzied.

Alain Karaoglan, Deutsche Bank — Analyst	12

OK, So it’s ex FAS (ph) the St. Paul portfolio, but not ex FAS (ph) the Travelers portfolio.

Jay Fishman, Chairman and CEO — The St. Paul Companies	13

It looks like $29.25 I’m told, it’s $29.50, somewhere in that range. Again, the number of $20 billion includes, has conveyed into the book value the mark to market on the St. Paul portfolio but continues to exclude the mark to market in the Travelers, and I think the mark to market in the Travelers is ...

Robert Lipp, Chairman and CEO — Travelers Property Casualty	14

It’s $1.6 billion pre tax as of 9:30, round numbers.

Alain Karaoglan, Deutsche Bank — Analyst	15

Thank you very much and congratulations.

Robert Lipp, Chairman and CEO — Travelers Property Casualty	16

Thank you.

Operator	17

We’ll take our next question from Ron Frank with Smith Barney.

Ron Frank, Smith Barney — Analyst	18

Hey fellows, keeping busy?

Jay Fishman, Chairman and CEO — The St. Paul Companies	19

Yes, how are you doing?

Ron Frank, Smith Barney — Analyst	20

I’ve got a few things. First of all, the revenue synergies estimate, does that include an embedded estimate of attrition? I mean, clearly, no matter how compelling the combined company is, you know, they’re going to take a crack at you, at least early on.

Jay Fishman, Chairman and CEO — The St. Paul Companies	21

Yes, it actually does, Ron. That’s why I mentioned before that we had a projected net of $750. It actually is net of a presumed loss rate, and it’s just a guess. I mean, we’ve incorporated it — I would tell you from a — because we know you’re right, that some of it will happen. But we have incorporated a number.

Ron Frank, Smith Barney — Analyst	22

OK, second, I’d like to broaden Alain’s question. In terms of reserve issues in general, asbestos on both sides, Jay, the runoff for St. Paul, could you talk to us a little bit about just the broad process of due dilly in that regard and the runoff as well. And also if anywhere in these charges, and in particular the $350 million restructuring charge, there is an embedded reserve adjustment of some kind in that regard?

And also, Jay, if I, unless I missed it, you didn’t detail that 350.

Jay Fishman, Chairman and CEO — The St. Paul Companies	23

OK, first just in terms of the due diligence, and don’t let me forget the three questions that you asked, Ron. In spite of the fact that these were two public companies, the actual amount of due diligence has really been quite thorough. Travelers historically has done just an exceptional job of rolling up their sleeves and digging into the details. And I would say that we’ve been in the due diligence process, active due diligence for somewhere between two to two-and-a-half weeks, and the level of work was really quite substantial.

We brought in a fair number of people from inside the company, people who were expert in those particular areas. So we looked at investments, we looked at investments, we looked at reserves, we looked at the DAQ (ph), we looked at everything and have points of view and conclusion, and those due diligences were done and we did them then. And in our case, we used a law firm — we used an outside law firm to help review the asbestos position in particular at the Travelers because of its complexity. KPMG happens to be the auditor for both companies, so they were, it was easy to access the work papers, and go through the detail of that.

And after that process, we felt very good and comfortable proceeding. The $350 million of restructuring reserve does not include any estimate for a reserve adjustment. Between now and the time we close, both companies continue to simply run their business in the ordinary course. And Travelers has its balance sheet and certifies to its position, and St. Paul continues to do the same and we respect those positions and we simply go forward.

So there’s no presumption of any reserve adjustment at all, and obviously you know, you never know in our business what happens quarter to quarter. There may or not be needs, as there have in the previous quarters, but we’ll just continue to run the business very much in the ordinary course.

The $350 million is again a fairly substantial estimate at this point in these earliest of days, and obviously includes an estimate for employee costs. It includes an estimate for field consolidation and such, and of that 350, I think it’s important to note that our guesstimate currently is that $250 million of it is subject to purchase accounting adjustment and will be put up on the opening balance sheet. Again, because Travelers in the accounting rules is the acquirer, that portion of the restructuring provision that relates to the St. Paul operations is subject to purchase accounting.

So that will not be a direct period expense. And the remainder, again, estimates, guesses, a little bit of $100 million will be an expense at the time of the combination, and those are on a pre-tax basis.

Ron Frank, Smith Barney — Analyst	24

OK, in terms of that comment you just made, Jay, then is their an overlap between the 350 and the purchase accounting number of 220 to 260?

Jay Fishman, Chairman and CEO — The St. Paul Companies	25

No, the 220 to 260 excludes any amortization from the 250 that would result to purchase accounting, because frankly we think most of it will end up in goodwill, Ron, and not be subject to amortization.

Ron Frank, Smith Barney — Analyst	26

OK, last two, I promise. One, is the purchase price, or the terms rather, subject to adjustment should there be a reserve event that either company be foreclosing?

Jay Fishman, Chairman and CEO — The St. Paul Companies	27

No. The only condition that I’m aware of is that there is a material adverse effect provision in the contract for both companies.

Ron Frank, Smith Barney — Analyst	28

OK, and finally, is that 678 million share figure a diluted number, Jay?

Jay Fishman, Chairman and CEO — The St. Paul Companies	29

Yes, I’m being told yes. I didn’t know if that was fully diluted or primary. It is.

Ron Frank, Smith Barney — Analyst	30

OK, thanks a lot again.

Jay Fishman, Chairman and CEO — The St. Paul Companies	31

Pleasure, Ron.

Operator	32

Felice Gelman with SuNova Capital has our next question.

Felice Gelman, SuNova Capital — Analyst	33

Thanks, actually, my question was answered.

Operator	34

Thank you, and moving onto Matthew Heimerman with Goldman Sachs.

Matthew Heimerman, Goldman Sachs — Analyst	35

Good morning, a couple of questions. I guess could you just give us a little bit more insight into the timing of this announcement? I guess from a consolidation perspective I think most people step back and think about when they’d expect to see consolidation emergent in the industry. This might be on the earlier end, and I guess part of what I’m trying to get at is does this suggest that the organic opportunities are less robust in the market than you would have thought at this point?

Robert Lipp, Chairman and CEO — Travelers Property Casualty	36

Matthew, I don’t think that’s the case. I don’t think it has to do with certainly any view as to the short or long-term future of the two companies. I think what it does have to do — in terms of your comment about consolidation, I think both Jay and myself feel that you know, we’ve been both active at several financial services industries, whether it’s commercial banking or securities or others, and where there clearly has been a trend over a long period of time toward more consolidation.

I think we both believe that in the property and casualty business, that that trend which has really not occurred to the same extent as it has in other industries is inevitable. It’s inevitable because especially because of the need for strong and stable and consistent companies that have good credit ratings and can be stable for a long period of years.

And I think the ability to sort of be on the front end of that power curve and to be able to choose a partner which is culturally similar, the ability to have two companies come together rather than potentially sometimes scrambling to keep up with that curve was highly desirable.

So I think the timing, I would suggest, is more due to that. I think long term this merger of basically equals, as we describe it, essentially makes a lot of sense, so I think it’s just a good opportunity and really doesn’t say anything about our short-term outlook or, certainly short-term outlook, about the opportunities in the marketplace.

Jay Fishman, Chairman and CEO — The St. Paul Companies	37

I’d make just one other statement as well, and perhaps Bob is being kind. But we’re a different company than we were certainly two years ago, and I’d make an argument even nine months ago. We had some fixing to do and I’m not sure that two years ago we would have been viewed as a desirable partner, and I think the change of the focus, the change of the culture, the improvements that we made here, the resulting change in profitability. The first three quarters of this year we had two record quarters. I think that change is the dynamic of the contribution that we can make to a combination like this.

Matthew Heimerman, Goldman Sachs — Analyst	38

So, Jay, it’s fair to say that this wasn’t part of your three-prong plan when you came into St. Paul?

Jay Fishman, Chairman and CEO — The St. Paul Companies	39

No, absolutely not. There was never — absolutely never any hint when I left Citigroup that there would be a spin off of Travelers Property Casualty. In fact, when I left, I was actually firmly convinced that it was fully implanted and would stay within the Citigroup organization. I had no expectation, and no, this was done — as I told you all before, I’ve wanted an opportunity to branch out and try and run my own organization and see if we could create something. And with the team effort, we’ve had a measure of luck and the wind’s been at our back from a rate perspective and from an environment, so we’ve been very fortunate.

But absolutely not. No plan, no anticipation. And again, our conversations here just started in June and there was nothing that preceded them. So nope, that’s the story.

Matthew Heimerman, Goldman Sachs — Analyst	40

OK, and then just one final question. I guess when you think about the presence of St. Paul and Travelers in the agent’s office. Is there a point at which you become too big of an organization? I mean, do agents feel a need to keep any one market to a relative constraint to total?

Jay Fishman, Chairman and CEO — The St. Paul Companies	41

Doug Elliot is on the phone with us. Doug, I’d love it if you could take a crack at that. You see it up close and personal.

Doug Elliot, COO — Travelers Property Casualty	42

Our view, and we’ve talked about this extensively in the last 10 days, is that we will bring a real powerful product offering with excellent talent across the board and terrific product breadth. So we think we’re going to more than overcome some of those hurdles, and I would suggest to you that it will be an agent-by-agent discussion the way these deals and transactions run today.

So I think we’re going to overcome some of those obstacles and I think we’re going to bring a market power that really probably hasn’t been seen.

Jay Fishman, Chairman and CEO — The St. Paul Companies	43

I’d make just two other observations on it. Again, the product and the geographic overlap here will help support the position that we have with the agents. It’s not as though they’re going to be overconcentrated on a mass basis on any given line. And Marita pointed out to us this morning, and we were thinking about this, and she’s absolutely right, that this is a company that will have terrific and unquestioned financial strength.

And concerns that agents have about concentration can often be driven by the strength in stability and consistency of the underlying market. We think we know that, and are prepared to do the things that are necessary to address the issue head on and make the agent feel comfortable.

So we’re on the case.

Matthew Heimerman, Goldman Sachs — Analyst	44

Thank you.

Operator	45

Moving on to Ira Zuckerman with Nutmeg Securities.

Ira Zuckerman, Nutmeg Securities — Analyst	46

Yes, Jay, I guess you can go home again. But can you give us an idea of headcount at both firms? How much do you think with the expense savings will be cut, and do you have an idea where as yet?

Jay Fishman, Chairman and CEO — The St. Paul Companies	47

Yes, I certainly can tell you that Travelers has about 20,000 employees and St. Paul 10,000 employees. We really — it’s simply way too early to tell specific numbers or locations. We’re in the earliest of days with respect to that. Obviously, there’ll be consolidation opportunities. We’re going to look at it hard, both companies experienced in this, and that’s — so that’s our answer.

Let me just make a point, because I do think it’s important for all of the employees for both companies. When you said you can go home again, I am home. And I think it’s important to recognize that what we’re doing here is creating something that’s new. It’s new and takes advantage of the strengths of both companies and puts them together. And I’m very, very comfortable where I am. This community has been terrific and embraced me and been supportive of our, of what we’ve tried to do and the changes that were necessary here.

And by the same token, I’ve had the remarkable experience of working with extraordinary people at the Travelers starting in 1992, and by the time I left in 2000, what had been created there as a team effort was nothing short of remarkable. Most people forget that in ‘92, Travelers was rated A- and was struggling to hold onto that. And by the time we’d gotten to 2000, as the result of 20,000 people pulling on together, they’d been upgraded to A++, and had created something just extraordinary, truly something to be proud of.

So Bob and I honest to God consider ourselves blessed to be able to do this and really see that the combination of these two things can just be exceptional, so I would tell you that I am home.

Ira Zuckerman, Nutmeg Securities — Analyst	48

OK, good luck.

Jay Fishman, Chairman and CEO — The St. Paul Companies	49

Thank you.

Operator	50

We’ll now hear from Jay Cohen with Merrill Lynch.

Jay Cohen, Merrill Lynch — Analyst	51

Yes, a number of questions. One of the management team members was kind of left out of the list, and that is the CFO position. Any views on that?

Jay Fishman, Chairman and CEO — The St. Paul Companies	52

We’ll have announcements — our focus in this announcement was actually principally for the field organization. We wanted the people in the field to know that the leadership of the company continued and that there was going to be consistency. We obviously have a lot more announcements to make. All of the staff functions really have not been publicized. Many of them have been made, and they’ll be out very promptly. So we’ll follow this up soon with additional announcements.

Jay Cohen, Merrill Lynch — Analyst	53

OK, second question. What kind of limitations will there be on the company as far as share repurchase? How long will you have to wait before you can buy back stock, if at all?

Jay Fishman, Chairman and CEO — The St. Paul Companies	54

I don’t know.

Robert Lipp, Chairman and CEO — Travelers Property Casualty	55

Don’t know.

Jay Fishman, Chairman and CEO — The St. Paul Companies	56

It’s a good question, one we hadn’t thought about.

Robert Lipp, Chairman and CEO — Travelers Property Casualty	57

We’ll let you know.

Jay Fishman, Chairman and CEO — The St. Paul Companies	58

We’ve got a book of like 9,000 questions here. Didn’t think of it. OK, we’ve got to follow up.

Jay Cohen, Merrill Lynch — Analyst	59

Fair enough. And then lastly, from a risk management standpoint, were you able to go in and look at kind of the individual credit levels, whether it’s from a surety standpoint or bond portfolios standpoint to see if there’s any concentrations from a credit standpoint.

Jay Fishman, Chairman and CEO — The St. Paul Companies	60

The answer to that is yes, and of course recognizing that there’s an enormous spectrum between getting down to individual names in a portfolio and then looking at the credit disciplines that exist. So I’d say yes, but I also don’t want you to think that we have a listing that puts every credit exposure that each company has lined up against the other. We don’t. We’ve been through the principal disciplines, we’ve been through the credit philosophy in the investment portfolio.

We did look at overlap of the surety business very specifically and feel comfortable with that. So that was one where we actually did want to understand it, given the size of those exposures, and feel very good about it. So you know, the answer is, in the context of what one can do in due diligence, the answer is yes.

And I’d make an observation, by the way, on the investment portfolio, that many of the positions that are actually now part of the combined company are actually ones that Bill Heyman, who is the Chief Investment Officer of the new combined entity, actually placed. Bill was the investment officer before the company was ultimately spun out, so Bill has a level of familiarity with the investment portfolio at the Travelers that’s really equal to his familiarity with ours. So a pretty good position.

Jay Cohen, Merrill Lynch — Analyst	61

Yes, good point. One last question. Why didn’t the structure of the deal go the other way? Usually the larger company is the ones that where the — kind of has the survivor stock, so to speak. Was there a reason behind that?

Jay Fishman, Chairman and CEO — The St. Paul Companies	62

I don’t know anything in particular — first, we were focused on creating a merger of equals, and then there were just a lot of technical and operational elements. We looked at — there were any number of different structures that could have accommodated that. Once you make the decision that it’s a merger of equals, it actually really doesn’t matter what structure you use, and this one simply met any number of technical aspects of it and made it easy to execute.

Jay Cohen, Merrill Lynch — Analyst	63

Great, thanks a lot.

Jay Fishman, Chairman and CEO — The St. Paul Companies	64

Pleasure. I’m going to take one more question and then our respective IR groups will be available to respond to any further questions that you might have.

Operator	65

And with that we’ll take our last question from Michael Lewis, with UBS.

Michael Lewis, UBS — Analyst	66

Good morning. I guess most of the questions have been answered, but again just trying to step back on two things. Number one, the cost saves and the additional business that can be realized. I guess I’m assuming you’re running a 25% expense ratio with $20 billion in premiums, so you have maybe $5 billion of expenses. If you’re taking $350 million out, that’s single digit. Is this really a bolt-on acquisition deal, or is this a true integration? I guess that’s my first question.

And number two, on the other side, again we’re $20 billion in combined business. Even though you may lose some business in this transaction, when you’re talking about 4% additional business over a number of years, I’m wondering again, are you being highly conservative or is there a reason why we’re using such low numbers?

And the last question has to do with, Jay, you wanted to create an insurance and financial company. Bob wanted to create simply a property casualty national company. Whose vision wins out?

Robert Lipp, Chairman and CEO — Travelers Property Casualty	67

Michael, let me take a shot at the first thing. Your expense ratios, unless I’m mistaken, also include all the variable expenses, like agents’ commissions, taxes, and so forth. When we look at the base, we’re basically talking about 3.8 or 9 billion, and then the relevant basis Jay indicated was more like 3 billion. You don’t — obviously, the more business you do the higher the percentages on commissions and so forth.

So the real base that you’re looking at is, excluding those clear variable expenses, taxes and commissions and so forth, I think we’re looking at the right number. Obviously we tried the best to make an estimate on this, including the revenue side. I would say that it’s obviously very early days to think about this, but we’re both comfortable with these estimates and obviously time will tell.

I think, Jay, why don’t you go to the third question?

Jay Fishman, Chairman and CEO — The St. Paul Companies	68

I think on the last question that we created, or will create at the closing, really a company that is just extraordinary and uniquely positioned, in the true sense one and only, in the property casualty marketplace. It would be remiss of us to not simply observe that we continue to own nearly 80% of Nuveen Investments. They are a wonderful company, eight consecutive years of record profits, eight consecutive years of growth in assets under management. Currently at $93 billion, sort of chugging along towards that $100 billion mark. A company that is well respected in the marketplace. I would say has a reputation particularly in this day that’s just exceptional, and to the extent that this transaction gives us the capital and capacity to help support them in some way, particularly in these times of some distress in that industry, we obviously would take a look at that.

But we do intend to continue to own Nuveen and beyond that, we’ll see where we go. That’s really about it.

Michael Lewis, UBS — Analyst	69

And Jay, can I just end it with a silly question, maybe? But again, by basically putting the deal together, structuring it with St. Paul taking over Travelers ...

Jay Fishman, Chairman and CEO — The St. Paul Companies	70

No, we’re not taking over Travelers.

Michael Lewis, UBS — Analyst	71

Well, merging, but putting a deal the way you’re structuring it, are you concerned you’re putting Travelers in play?

Jay Fishman, Chairman and CEO — The St. Paul Companies	72

Our focus here is just to create a merger of equals and to put together an exceptional company and the marketplace will do what the marketplace will do.

Robert Lipp, Chairman and CEO — Travelers Property Casualty	73

Michael, I think really as Jay indicated before, the reason why we’re using St. Paul’s stock is just for technical reasons. It could have gone either way. It’s sort of irrelevant to the structure of the deal when you’re talking about two companies coming together, basically, essentially no premium. So it was more lawyer talk that created that, so it really doesn’t, it was not the intent to say anything further than that.

Michael Lewis, UBS — Analyst	74

OK, lots of luck, guys.

Robert Lipp, Chairman and CEO — Travelers Property Casualty	75

Yes, thanks.

Jay Fishman, Chairman and CEO — The St. Paul Companies	76

Operator?

Operator	77

And that is all the time today for questions gentlemen. I’d like to turn the call back to you for any additional or closing remarks.

Jay Fishman, Chairman and CEO — The St. Paul Companies	78

Just I want to thank you all again. We hope that you share our enthusiasm in this. We’re all tired but real excited about the value that we can create, and we’ll have an opportunity to present more detail on this to you all in more substantive ways as it becomes available. And thank you all for your attention this morning. We appreciate it.

Operator	79

That concludes today’s conference call. Thank you for your participation.

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